Exhibit 99.1

AEGON announces strong Q4 2010 results

¡	Strong earnings, sales and capital position

-	Underlying earnings before tax in Q4 up 2% to EUR 489 million, bringing the total for 2010 to EUR 2 billion

-	Net income in Q4 of EUR 318 million resulting in a net profit for the year of EUR 1.8 billion

-	New life sales stable at EUR 558 million; full year sales up 5% to EUR 2.2 billion

-	Gross deposits increased 16% to EUR 7.8 billion adding to a total of EUR 32.6 billion in full year deposits

-	Excess capital* of EUR 3.8 billion, of which EUR 1.7 billion at the holding; IGDa) solvency ratio of 198%

¡	Repurchase all remaining convertible core capital securities by end of June 2011

-	Today’s 10% equity issue will fund part of EUR 2.25 billion required for repurchase, allowing AEGON to maintain its strong capital position and to achieve the targeted 75% core capital ratio by year-end 2012

-	Remaining amount generated from internal resources, including any proceeds from divestments

¡	Sustainable earnings growth with an improved risk-return profile

AEGON is well on track with its transformational process and aims to deliver sustainable earnings growth with an improved risk-return profile. However, underlying earnings and other key metrics in 2011 will be affected by strategic management actions. From this new base, the company announces specific targets today which reflect AEGON’s pursuit of these objectives:

-	Grow underlying earnings before tax on average by 7 to 10% per annum

-	Achieve a return on equity of 10% to 12% in the medium term

-	Increase fee businesses to 30% to 35% of underlying earnings before tax by 2015

-	Increase normalized operational free cash flow[14] with 30% by 2015

-	Intent to resume dividend payments with dividend of EUR 0.10 per common share related to H2 2011 in May 2012

Statement of Alex Wynaendts, CEO

“AEGON has delivered a strong set of results for the full year 2010. During the year, we have concentrated our efforts on executing a consistent strategy aimed at sharpening our focus on our core business, improving our risk-return profile and executing significant cost reduction programs. As a result of our efforts over the past years, AEGON is a different company today. Today’s equity offering, together with internal resources, including any proceeds from divestments, which potentially include a part or all of Transamerica Reinsurance, will position us to repurchase all remaining core capital securities provided by the Dutch State by the end of June 2011. The equity offering supports our strategy to maintain a strong capital position, including achieving our target ratio of 75% core capital by the end of 2012. After completing the repurchase, we intend to resume dividend payments in May 2012. AEGON has demonstrated its ability to deliver and we are committed to delivering the long-term value that our customers, shareholders and business partners have every reason to expect.”

KEY PERFORMANCE INDICATORS

amounts in EUR millions b)	Notes	Q4 2010	Q3 2010%		Q4 2009%		FY 2010	FY 2009%

Underlying earnings before tax	1	489	473	3	478	2	1,972	1,185	66

Net income	2	318	657	(52)	393	(19)	1,760	204	—

New life sales	3	558	527	6	557	—	2,213	2,100	5

Gross deposits excluding run-off businesses	4	7,813	9,408	(17)	6,723	16	32,580	27,616	18

Value of new business (VNB)	5	141	120	18	216	(35)	555	767	(28)

Return on equity	6	9.9%	10.0%	(2)	9.4%	4	9.8%	5.7%	72

For notes see page 19.

*	Excess capital above AA capital adequacy requirements

Supplements: Financial Supplement and Condensed Consolidated Interim Financial Statements Q4 available on www.aegon.com

STRATEGIC HIGHLIGHTS

¡	AEGON announces targets to deliver sustainable earnings growth with improved risk-return profile

¡	Sharpened focus on core activities and capturing efficiencies in US

¡	Integration of Asian businesses under leadership of new CEO AEGON Asia

Pursuing sustainable earnings growth with an improved risk-return profile

AEGON will pursue sustainable earnings growth, underpinned by an improved risk-return profile and a strong capital position, with the objective of sustainable cash flows and dividends. AEGON has announced specific targets which reflect the company’s pursuit of these objectives.

Underlying earnings before tax in 2011 are expected to be negatively impacted by strategic management actions; the wind down of BOLI/COLI and the potential divestment of Transamerica Reinsurance. In addition, pension legislation changes in Hungary and Poland are expected to negatively impact underlying earnings.

AEGON’s ambition

AEGON’s ambition is to become a leader in all its chosen markets by 2015. This means becoming the most recommended life and pensions provider among customers, the preferred partner among distributors and the employer of choice among both current and prospective employees.

Achieving this ambition is based on three strategic priorities: to reallocate capital to areas that offer strong growth prospects and higher returns, to increase returns from the company’s existing businesses and to optimize ONE AEGON by increasing efficiency and making better use of the company’s global resources.

Reallocate capital

AEGON has taken steps to sharpen its focus on the company’s three core businesses: life insurance, pensions and asset management. The company also intends to achieve a greater geographical balance by reallocating capital to the growth markets of Central & Eastern Europe, Asia and Latin America. As part of this approach, AEGON has assessed its businesses to ensure they meet the company’s requirements in terms of earnings growth, cash flow generation, return

AEGON’s AMBITION

To be a leader in all our chosen markets by 2015

AEGON’S STRATEGIC PRIORITIES

¡	Reallocate capital

¡	Increase returns

¡	Optimize ONE AEGON

…resulting in sustainable, profitable growth.

on capital and customer life cycle needs. As a result, AEGON is currently reviewing its strategic options for its life reinsurance business, Transamerica Reinsurance.

As announced in December 2010, AEGON decided to discontinue new sales of executive non-qualified benefit plans and related small bank Bank-Owned and Corporate-Owned Life Insurance (BOLI/COLI) business in the United States. In 2010, underlying earnings before tax from BOLI/COLI amounted to EUR 49 million. As of the first quarter of 2011, earnings from the BOLI/COLI business will no longer be reported in underlying earnings but in the run-off category.

In Spain, AEGON has signed an agreement to expand its life insurance and pension partnership with Banca Cívica. The agreement includes the acquisition of a 50% stake in the life insurance business of Caja de Burgos and a strengthening of AEGON’s existing partnership with Caja Navarra. Caja de Burgos, Caja Navarra and two other savings banks, Caja Canarias and CajaSol, joined together in 2010 to form Banca Cívica. The agreement will give AEGON the exclusive right to distribute its life insurance and pension products through Caja de Burgos’s network of 148 branches. Caja de Burgos is the leading savings bank in Spain’s northern province of Burgos, with a significant presence in the surrounding areas and more than 550,000 customers. The agreement is subject to various conditions and approvals, including authorization by the European Commission.

Improve risk profile

AEGON has recently further increased equity hedging on its back-book in the Netherlands by extending its current equity hedge program.

During the fourth quarter, AEGON further reduced its already limited exposure to peripheral European sovereign bonds, based on fair value, from EUR 1.5 billion to EUR 1.1 billion at December 31, 2010.

Increase returns

AEGON’s aim is to increase returns in all of its businesses by increasing efficiency and delivering operational excellence. AEGON expects to achieve this by further reducing costs while investing in core competences and improving service levels to ensure continued customer loyalty.

In the United States, AEGON will pursue further operational and cost efficiencies by consolidating its operations currently based in Louisville, Kentucky with other existing US locations. Additional efficiencies are also being captured through the consolidation and outsourcing of certain back office activities currently carried out in Cedar Rapids, Iowa.

In the United Kingdom, AEGON is taking significant steps to improve its return on capital. AEGON is on track to reduce costs by 25% in its UK life and pensions operations by the end of 2011, and is directing more resources to the key growth At-Retirement and Workplace Savings markets, where AEGON has leading positions. The restructuring program is progressing well and of the targeted reduction in operating expenses of GBP 80 to 85 million annually, already GBP 33 million has been enacted in 2010.

Optimize ONE AEGON

AEGON will implement a new organizational structure for its operations in Asia under the leadership of a newly-established CEO position for Asia. Whereas a number of AEGON’s businesses in Asia previously had been managed from the US, under the new structure all Asian based insurance businesses will be managed as one regional division headquartered in Hong Kong. The aim is to leverage product and distribution expertise, capture efficiencies, and pursue organic growth of AEGON’s franchise in Asia. The integration, which will be carried out during 2011, is in line with AEGON’s strategy to achieve a greater geographical balance in favor of those regions and markets that offer higher growth and returns in the longer-term.

FINANCIAL OVERVIEW

EUR millions	Notes	Q4 2010	Q3 2010%		Q4 2009%		FY 2010	FY 2009%

Underlying earnings before tax
Americas		406	376	8	350	16	1,598	817	96
The Netherlands		87	97	(10)	95	(8)	385	398	(3)
United Kingdom		(6)	28	—	33	—	72	52	38
New markets		59	55	7	48	23	200	170	18
Holding and other		(57)	(83)	31	(48)	(19)	(283)	(252)	(12)

Underlying earnings before tax		489	473	3	478	2	1,972	1,185	66

Fair value items		30	204	(85)	(164)	—	221	(544)	—
Realized gains / (losses) on investments		255	129	98	315	(19)	658	518	27
Impairment charges		(133)	(92)	(45)	(212)	37	(452)	(1,277)	65
Other income / (charges)		(258)	(14)	—	5	—	(309)	(323)	4
Run-off businesses		(28)	(28)	—	(47)	40	(165)	(13)	—

Income before tax (excluding income tax from certain proportionately consolidated associates)		355	672	(47)	375	(5)	1,925	(454)	—
Income tax from certain proportionately consolidated associates included in income before tax		3	3	—	2	50	11	10	10
Income tax		(37)	(15)	(147)	18	—	(165)	658	—
Of which income tax from certain proportionately consolidated associates		(3)	(3)	—	(2)	(50)	(11)	(10)	(10)

Net income		318	657	(52)	393	(19)	1,760	204	—

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		318	657	(52)	393	(19)	1,759	204	—
Minority interest		—	—	—	—	—	1	—	—

Net underlying earnings		387	395	(2)	390	(1)	1,553	1,005	55

Commissions and expenses		1,659	1,525	9	1,407	18	6,145	6,046	2
of which operating expenses	12	909	835	9	841	8	3,397	3,292	3

New life sales	13
Life single premiums		2,003	1,656	21	2,017	(1)	7,512	7,062	6
Life recurring premiums annualized		358	361	(1)	355	1	1,462	1,393	5

Total recurring plus 1/10 single		558	527	6	557	—	2,213	2,100	5

New life sales
Americas	13	146	171	(15)	143	2	629	566	11
The Netherlands		113	32	—	93	22	248	239	4
United Kingdom		224	264	(15)	247	(9)	1,061	1,010	5
New markets	13	75	60	25	74	1	275	285	(4)

Total recurring plus 1/10 single		558	527	6	557	—	2,213	2,100	5

New premium production accident and health insurance		180	146	23	125	44	622	561	11
New premium production general insurance		15	14	7	21	(29)	58	56	4

Gross deposits (on and off balance)
Americas	13	5,757	4,706	22	4,404	31	21,020	19,188	10
The Netherlands		490	525	(7)	1,107	(56)	2,382	3,434	(31)
United Kingdom		25	16	56	35	(29)	96	177	(46)
New markets	13	1,541	4,161	(63)	1,177	31	9,082	4,817	89

Total gross deposits excluding run-off businesses		7,813	9,408	(17)	6,723	16	32,580	27,616	18
Run-off businesses		—	—	—	(4)	—	—	930	—

Total gross deposits		7,813	9,408	(17)	6,719	16	32,580	28,546	14

Net deposits (on and off balance)
Americas	13	(578)	535	—	385	—	1,227	3,769	(67)
The Netherlands		(260)	(83)	—	496	—	(221)	1,101	—
United Kingdom		12	2	—	29	(59)	53	151	(65)
New markets	13	304	3,293	(91)	18	—	3,905	286	—

Total net deposits excluding run-off businesses		(522)	3,747	—	928	—	4,964	5,307	(6)
Run-off businesses		(1,424)	(1,081)	(32)	(6,513)	78	(6,541)	(14,111)	54

Total net deposits		(1,946)	2,666	—	(5,585)	65	(1,577)	(8,804)	82

REVENUE-GENERATING INVESTMENTS
		Dec. 31, 2010	Sept. 30, 2010%
Revenue-generating investments (total)		413,191	404,894	2

Investments general account		143,188	145,625	(2)
Investments for account of policyholders		146,237	140,438	4
Off balance sheet investments third parties		123,766	118,831	4

OPERATIONAL HIGHLIGHTS

Underlying earnings before tax

AEGON’s underlying earnings before tax increased to EUR 489 million in the fourth quarter, a 2% improvement compared with the same quarter last year.

In the Americas, underlying earnings before tax rose to EUR 406 million as higher fee income – related to growth in pension and variable annuity account balances – more than offset lower spread income. This was consistent with AEGON’s strategy to increase earnings from fee businesses. Underlying earnings before tax from the Americas included a one-time EUR 28 million favorable employee benefits plan release. In the Netherlands, underlying earnings before tax decreased to EUR 87 million as a result of lower investment income and lower results on mortality. In the United Kingdom, underlying earnings before tax amounted to a loss of EUR 6 million, due to a EUR 30 million charge related to an ongoing program to correct historical issues within customer policy records. Underlying earnings before tax from New Markets increased to EUR 59 million as a result of the inclusion of AEGON Asset Management. Higher funding costs and increased project related expenses resulted in EUR 57 million of costs in the fourth quarter of 2010 for the holding company.

Net income

Net income decreased to EUR 318 million. This was primarily the result of higher underlying earnings before tax, a positive contribution from fair value items and lower impairments offset by lower realized gains and charges mainly related to restructuring in the United States.

Fair value items

In the fourth quarter, results from fair value items amounted to EUR 30 million. In the Americas, most categories showed considerable improvements compared with the fourth quarter 2009, while in the Netherlands the improved results were driven by the fair value of guarantees net of related hedges and better private equity performance.

Realized gains on investments

Realized gains on investments increased to EUR 255 million, primarily as a result of an asset sale of multiple mineral estates located primarily in the Western United States (EUR 183 million). The remainder was realized mainly as a result of normal trading in AEGON’s bond portfolios.

Impairment charges

Impairments amounted to EUR 133 million and were mostly linked to US residential mortgage-backed securities, US commercial mortgage loans and Irish banks.

Other charges

Other charges amounted to EUR 258 million and consisted of a number of items. In the United States, the wind-down of the BOLI/COLI business and the consolidation of the Louisville operations with other existing US locations as announced in December 2010 resulted in a charge of EUR 206 million.

Consolidation of AEGON’s asset management operations led to a EUR 12 million restructuring charge.

A restructuring program is ongoing in the United Kingdom to achieve a 25% cost reduction by the end of 2011. This led to a charge of EUR 6 million in the fourth quarter of 2010.

In Hungary, unfavorable pension legislation changes resulted in a write-down of intangibles of EUR 18 million and a EUR 5 million restructuring charge related to the Hungarian pension operations. In addition, a bank tax in Hungary led to a charge of EUR 5 million.

Run-off businesses

AEGON’s run-off businesses in the Americas recorded a loss of EUR 28 million, an improvement over the comparable period last year primarily due to lower account balances and less amortization yield paid on internally transferred assets.

Income tax

Tax charges for the quarter amounted to EUR 34 million (EUR 37 million excluding proportionate share of certain associates). These charges included EUR 17 million in tax benefits related to cross-border intercompany reinsurance transactions and tax benefits of EUR 51 million resulting from the utilization of tax losses for which previously no deferred tax asset was recognized.

Operating expenses

Operating expenses increased 8% compared with the fourth quarter 2009 to EUR 909 million, mainly due to strengthening of the dollar and pound sterling against the euro. However, operating expenses declined 2% during 2010, excluding currency effects, restructuring and US employee benefit plan charges.

New life sales

New life sales for the fourth quarter amounted to EUR 558 million, which was the same level achieved during the comparable quarter last year. Higher sales in the Netherlands as a result of strong pensions sales and continued strong single premium production in Central & Eastern Europe were offset by declines in the Americas and the United Kingdom.

Deposits

Gross deposits, excluding run-off businesses, increased 16% to EUR 7.8 billion driven by US pensions, variable annuities and AEGON Asset Management.

As a result of outflows from fixed annuities and stable value solutions in the US and the Dutch savings business, total outflows for the fourth quarter 2010 amounted to EUR 0.5 billion. For the full year, however, AEGON recorded EUR 5 billion in net deposits driven by strong asset management and US pension sales.

Value of new business

Compared with the fourth quarter 2009, the value of new business declined considerably to EUR 141 million, mainly as a result of the strategic shift from spread to fee business. In the Americas, the value of new business declined as a result of lower sales of fixed annuities and life reinsurance products and lower margins. In the United Kingdom, the main reason was a decrease in immediate annuity sales and margins. In the Netherlands the positive effect of higher pension sales was more than offset by lower margins for life insurance.

Revenue-generating investments

Revenue-generating investments increased 2% compared with the end of the third quarter 2010 to EUR 413 billion, primarily as a result of higher equity markets.

Capital management

At the end of the fourth quarter, AEGON’s core capital position amounted to EUR 17.8 billion, excluding revaluation reserves. This was equivalent to 75%7 of the company’s total capital base. Repurchase of the Convertible Core Capital Securities issued to the Dutch State will decrease this capital base ratio. However, AEGON aims to bring the proportion of core capital up to at least 75% of total capital by the end of 2012.

The revaluation reserves at December 31, 2010 declined compared with the end of the third quarter to EUR 1 billion, as an increase in risk-free interest rates had a negative impact on the value of fixed income securities. Shareholders’ equity declined to EUR 17.2 billion, as the earnings contribution and positive currency effects were more than offset by lower revaluation reserves.

During the fourth quarter, excess capital rose to EUR 3.8 billion. Excess capital in the holding increased to EUR 1.7 billion as a result of dividend payments received from the operating units, while the units were able to increase their excess capital position to EUR 2.1 billion as a result of capital generated in the operations of EUR 1 billion partly offset by new business strain of EUR 0.4 billion. Excess capital was negatively impacted by a lower than expected charge in the Netherlands for longevity of EUR 225 million.

AEGON has agreed with its regulator, the Dutch Central Bank (DNB), that in the current environment it will maintain a capital buffer at the holding of 1.5 times its annual holding expenses. Currently, these holding expenses amount to EUR 0.6 billion on a normalized annual basis, which in effect means a buffer of EUR 0.9 billion for the holding.

At December 31, 2010, AEGON’s Insurance Group Directive (IGD) ratio amounted to 198%. Higher regulatory solvency in the United States and the

United Kingdom was offset by the Netherlands as result of a charge for longevity.

Dividend policy

AEGON aims to pay out a sustainable dividend to allow equity investors to share in the performance of the company, which can grow over time if performance of the company so allows.

After investments in new business to generate organic growth, capital generation in AEGON’s operating subsidiaries is available for distribution to the holding company, while maintaining a capital and liquidity position in the operating subsidiaries in line with AEGON’s capital management and liquidity risk policies.

AEGON uses cash flows from the operating subsidiaries to pay for holding expenses, including funding costs. The remaining cash flow is available to execute AEGON’s strategy and to fund dividends on its shares, subject to maintaining the holding company targeted excess capital. Depending on circumstances, future prospects and other considerations, AEGON’s Executive Board may elect to deviate from this target. The Board will also take capital position, financial flexibility, leverage ratios and strategic considerations into account when declaring or proposing dividends on common shares.

Under normal circumstances, AEGON would expect to declare an interim dividend when announcing its second quarter results and to propose a final dividend at the Annual General Meeting of Shareholders for approval. Dividends would normally be paid in cash or stock at the election of the shareholder. The relative value of cash and stock dividends may vary. Stock dividends paid may, subject to capital management and other considerations, be repurchased in order to limit dilution.

AEGON’s Executive Board currently intends to resume dividend payments on its common shares after the full repurchase of the core capital securities issued to the Dutch State, which AEGON expects to occur before the end of June 2011. Absent unforeseen circumstances, AEGON’s Executive Board intends to propose a final EUR 0.10 dividend per common share at the Annual General Meeting of Shareholders in 2012 covering the second half of 2011.

When determining whether to declare or propose a dividend, the Executive Board of AEGON has to balance prudence versus offering an attractive return to shareholders, for example in adverse economic and/or financial market conditions. Also, AEGON’s operating subsidiaries are subject to (local) insurance regulations which could restrict dividends to be paid to the holding company. There is no requirement or assurance that AEGON will declare and pay any dividends.

APPENDIX I — Americas —The Netherlands —United Kingdom —New Markets

FINANCIAL OVERVIEW, Q4 2010 GEOGRAPHICALLY

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding, other activities & eliminations	Total

Underlying earnings before tax by line of business
Life	189	54	6	15	—	264
Individual savings and retirement products	119	—	—	(2)	—	117
Pensions	77	35	(10)	6	—	108
Life reinsurance	19	—	—	—	—	19
Non-life	—	4	—	12	—	16
Distribution	—	(3)	(2)	—	—	(5)
Asset Management	—	—	—	14	—	14
Other	—	—	—	—	(57)	(57)
Share in underlying earnings before tax of associates	2	(3)	—	14	—	13

Underlying earnings before tax	406	87	(6)	59	(57)	489

Fair value items	8	18	—	—	4	30
Realized gains / (losses) on investments	247	1	8	—	(1)	255
Impairment charges	(98)	—	(24)	(11)	—	(133)
Other income / (charges)	(200)	5	(13)	(40)	(10)	(258)
Run-off businesses	(28)	—	—	—	—	(28)

Income before tax	335	111	(35)	8	(64)	355
Income tax	(40)	(30)	16	1	16	(37)

Net income	295	81	(19)	9	(48)	318

Net underlying earnings	309	70	(3)	49	(38)	387

EMPLOYEE NUMBERS
	Dec. 31, 2010	Sept. 30, 2010

Employees excluding agents	24,408	24,730
Agents	3,066	3,147

Total number of employees excluding Associates	27,474	27,877
AEGON’s share of employees (including agents) in Associates	3,680	3,157

Total	31,154	31,034

AMERICAS

USD millions	Notes	Q4 2010	Q3 2010%		Q4 2009%		FY 2010	FY 2009%

Underlying earnings before tax by line of business
Life and protection		242	220	10	237	2	897	903	(1)
Fixed annuities		81	112	(28)	116	(30)	439	334	31
Variable annuities		68	29	134	50	36	216	(348)	—
Retail mutual funds		6	3	100	(3)	—	9	(16)	—

Individual savings and retirement products		155	144	8	163	(5)	664	(30)	—
Employer solutions & pensions		103	101	2	69	49	385	222	73
Life reinsurance		26	4	—	22	18	105	29	—
Canada		15	13	15	21	(29)	54	32	69
Latin America		2	2	—	(2)	—	6	(6)	—

Underlying earnings before tax		543	484	12	510	6	2,111	1,150	84

Fair value items		10	117	(91)	(222)	—	(32)	(123)	74
Realized gains / (losses) on investments		327	121	170	153	114	502	89	—
Impairment charges		(131)	(111)	(18)	(231)	43	(506)	(1,337)	62
Other income / (charges)		(264)	—	—	—	—	(404)	(4)	—
Run- off businesses		(38)	(35)	(9)	(64)	41	(218)	(18)	—

Income before tax (excluding income tax from certain proportionately consolidated associates)		447	576	(22)	146	—	1,453	(243)	—
Income tax from certain proportionately consolidated associates included in income before tax		1	1	—	—	—	2	—	—
Income tax		(53)	52	—	120	—	41	940	(96)
Of which income tax from certain proportionately consolidated associates		(1)	(1)	—	—	—	(2)	—	—

Net income		394	628	(37)	266	48	1,494	697	114

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		394	628	(37)	266	48	1,494	697	114

Net underlying earnings		412	367	12	423	(3)	1,599	1,017	57

Commissions and expenses		1,333	1,167	14	1,159	15	4,816	5,065	(5)
of which operating expenses		514	472	9	559	(8)	1,971	2,249	(12)

New life sales	13
Life single premiums		196	369	(47)	184	7	1,038	606	71
Life recurring premiums annualized		176	184	(4)	197	(11)	727	735	(1)

Total recurring plus 1/10 single		196	221	(11)	216	(9)	831	796	4

Life & protection		129	147	(12)	124	4	531	480	11
Employer solutions & pensions		5	6	(17)	6	(17)	24	29	(17)
Life reinsurance		38	41	(7)	58	(34)	172	206	(17)
Canada		14	15	(7)	20	(30)	60	61	(2)
Latin America		10	12	(17)	8	25	44	20	120

Total recurring plus 1/10 single		196	221	(11)	216	(9)	831	796	4

New premium production accident and health insurance		230	179	28	184	25	773	758	2

Gross deposits (on and off balance) by line of business	13
Life & protection		2	2	—	2	—	10	10	—
Fixed annuities		112	164	(32)	641	(83)	585	4,730	(88)
Variable annuities		1,037	956	8	785	32	3,830	3,372	14
Retail mutual funds		692	861	(20)	859	(19)	3,486	2,408	45

Individual savings & retirement products		1,841	1,981	(7)	2,285	(19)	7,901	10,510	(25)
Employer solutions & pensions		5,744	3,975	45	4,232	36	19,247	16,075	20
Life reinsurance		1	—	—	—	—	3	2	50
Canada		102	100	2	197	(48)	606	403	50

Total gross deposits excluding run-off businesses		7,690	6,058	27	6,716	15	27,767	27,000	3
Run- off businesses		—	—	—	27	—	—	1,309	—

Total gross deposits		7,690	6,058	27	6,743	14	27,767	28,309	(2)

Net deposits (on and off balance) by line of business	13
Life & protection		(14)	(12)	(17)	(10)	(40)	(53)	(56)	5
Fixed annuities		(660)	(584)	(13)	(128)	—	(2,440)	1,248	—
Variable annuities		158	225	(30)	(4)	—	577	599	(4)
Retail mutual funds		(37)	233	—	387	—	971	482	101

Individual savings & retirement products		(539)	(126)	—	255	—	(892)	2,329	—
Employer solutions & pensions		(28)	1,030	—	516	—	3,652	3,374	8
Life reinsurance		(16)	(14)	(14)	(17)	6	(60)	(72)	17
Canada		(156)	(191)	18	(85)	(84)	(1,026)	(272)	—

Total net deposits excluding run-off businesses		(753)	687	—	659	—	1,621	5,303	(69)
Run-off businesses		(1,911)	(1,370)	(39)	(9,430)	80	(8,641)	(19,855)	56

Total net deposits		(2,664)	(683)	—	(8,771)	70	(7,020)	(14,552)	52

REVENUE-GENERATING INVESTMENTS
		Dec. 31, 2010	Sept. 30, 2010%
Revenue-generating investments (total)		319,733	316,655	1

Investments general account		125,128	129,925	(4)
Investments for account of policyholders		79,308	75,255	5
Off balance sheet investments third parties		115,297	111,475	3

AMERICAS

¡	Underlying earnings before tax increase to USD 543 million, including one-time USD 38 million favorable benefit plan adjustment

¡	Net income increased to USD 394 million

¡	New life sales declined to USD 196 million mainly as a result of lower reinsurance sales

¡	Gross deposits amounted to USD 7.7 billion driven by continued strong pension deposit

Underlying earnings before tax

¡	Underlying earnings before tax from Life & Protection in the Americas increased to USD 242 million including a one-time employee benefit plan release of USD 19 million.

¡	Individual Savings & Retirement underlying earnings before tax decreased to USD 155 million including a one-time employee benefit plan release of USD 5 million. Fixed annuity underlying earnings before tax decreased to USD 81 million as a result of lower spreads due to higher quality investments in addition to lower asset balances. Variable annuity underlying earnings before tax of USD 68 million were mainly driven by higher account balances, while the comparable quarter last year included an exceptional write-down of intangible assets. Retail mutual funds’ underlying earnings before tax increased to USD 6 million as a result of higher account balances.

¡	Underlying earnings before tax from Employer Solutions & Pensions increased to USD 103 million mainly as a result of continued growth of the business and a one-time employee benefit plan release of USD 11 million.

¡	Life reinsurance underlying earnings before tax increased to USD 26 million including a one-time employee benefit plan release of USD 3 million.

¡	Underlying earnings before tax from Canada declined to USD 15 million as the fourth quarter last year included a release of USD 7 million.

Net income

Net income from AEGON’s businesses in the Americas increased to USD 394 million in the fourth quarter as higher underlying earnings before tax, improved results from fair value items, substantially higher realized gains and lower impairments were only partly offset by restructuring charges and higher taxes.

Results from fair value items increased compared with the same quarter last year to USD 10 million as most categories showed considerable improvements.

Realized gains on investments increased to USD 327 million, primarily as a result of an asset sale of multiple mineral estates located primarily in the Western United States (USD 242 million). The remainder was realized mainly as a result of normal trading in the bond portfolio.

Impairments amounted to USD 131 million and were mostly linked to residential mortgage-backed securities and commercial mortgage loans.

Other charges of USD 264 million related to the wind-down of the BOLI/COLI business and the consolidation of the Louisville operations with other existing US locations as announced in December 2010.

AEGON’s run-off businesses in the Americas recorded a loss of USD 38 million, an improvement over the comparable period last year primarily due to lower account balances and less amortization yield paid on internally transferred assets.

Net income included a tax benefit of USD 90 million, of which USD 23 million related to cross-border intercompany reinsurance transactions between the United States and Ireland and USD 67 million related to the partial utilization of tax losses for which previously no deferred tax asset was recognized.

Operating expenses

Operating expenses declined 8% as a result of expense savings, lower employee benefit plan costs and the transfer of asset management activities to AEGON Asset Management. On a comparable basis, excluding fourth quarter 2010 restructuring charges, operating expenses also decreased 8%, mainly as a result of expense savings.

Sales and deposits

New life sales decreased to USD 196 million as an increase in retail new life sales was more than offset by lower life reinsurance sales. The decline compared with the third quarter of 2010 is mainly related to the discontinuance of single premium universal life sales in the bank channel, which were no longer profitable in the current interest rate environment.

New premium production for accident & health increased to USD 230 million, primarily the result of a block of supplemental health business that was taken over during the fourth quarter.

Gross deposits increased 15% to USD 7.7 billion as a result of higher pension and variable annuity deposits. Continued net inflows for the pension and variable annuity businesses were more than offset by fixed annuity outflows – as sales continue to be de-emphasized – and retail mutual funds and stable value solutions outflows, which resulted in net outflows of USD 0.8 billion.

Value of new business

Value of new business declined to USD 87 million as a result of lower sales of fixed annuities and life reinsurance products, lower margins and a change in business mix. The internal rate of return on new business was 14%.

Revenue-generating investments

Compared with the third quarter 2010, revenue-generating investments increased to USD 320 billion as the effects of favorable equity market performance more than compensated a decline in run-off balances.

THE NETHERLANDS

EUR millions	Notes	Q4 2010	Q3 2010%		Q4 2009%		FY 2010	FY 2009%

Underlying earnings before tax by line of business
Life and Savings		54	51	6	34	59	186	180	3
Pensions		35	42	(17)	53	(34)	153	174	(12)
Non life		4	3	33	9	(56)	33	29	14
Distribution		(3)	2	—	1	—	16	16	—
Share in underlying earnings before tax of associates		(3)	(1)	(200)	(2)	(50)	(3)	(1)	(200)

Underlying earnings before tax		87	97	(10)	95	(8)	385	398	(3)

Fair value items		18	184	(90)	(31)	—	361	(374)	—
Realized gains / (losses) on investments		1	35	(97)	178	(99)	155	351	(56)
Impairment charges		—	(4)	—	7	—	(11)	(111)	90
Other income / (charges)		5	—	—	—	—	38	—	—

Income before tax		111	312	(64)	249	(55)	928	264	—
Income tax		(30)	(75)	60	(45)	33	(217)	(23)	—

Net income		81	237	(66)	204	(60)	711	241	195

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		81	237	(66)	204	(60)	711	241	195

Net underlying earnings		70	88	(20)	72	(3)	292	298	(2)

Commissions and expenses		283	248	14	321	(12)	1,058	1,181	(10)
of which operating expenses		205	179	15	258	(21)	748	873	(14)

New life sales
Life single premiums		737	176	—	638	16	1,551	1,503	3
Life recurring premiums annualized		39	14	179	29	34	93	89	4

Total recurring plus 1/10 single		113	32	—	93	22	248	239	4

Life and Savings		17	18	(6)	21	(19)	83	82	1
Pensions		96	14	—	72	33	165	157	5

Total recurring plus 1/10 single		113	32	—	93	22	248	239	4

New premium production accident and health insurance		6	5	20	4	50	26	17	53
New premium production general insurance		6	6	—	7	(14)	26	26	—

Gross deposits (on and off balance) by line of business
Life and Savings		403	416	(3)	1,017	(60)	2,036	3,032	(33)
Pensions		87	109	(20)	90	(3)	346	402	(14)

Total gross deposits		490	525	(7)	1,107	(56)	2,382	3,434	(31)

Net deposits (on and off balance) by line of business
Life and Savings		(282)	(139)	(103)	454	—	(289)	870	—
Pensions		22	56	(61)	42	(48)	68	231	(71)

Total net deposits		(260)	(83)	—	496	—	(221)	1,101	—

REVENUE-GENERATING INVESTMENTS
		Dec. 31, 2010	Sept. 30, 2010%
Revenue-generating investments (total)		72,584	73,843	(2)

Investments general account		37,174	37,457	(1)
Investments for account of policyholders		23,057	23,869	(3)
Off balance sheet investments third parties		12,353	12,517	(1)

THE NETHERLANDS

¡	Underlying earnings before tax amount to EUR 87 million

¡	Net income decreased to EUR 81 million

¡	New life sales increase to record level of EUR 113 million as a result of strong pension sales

Underlying earnings before tax

¡	Underlying earnings before tax from AEGON’s Life & Savings operations in the Netherlands increased to EUR 54 million as cost savings and improved margins on savings account balances were only partly offset by margin pressure in the Life business.

¡	Underlying earnings before tax from the Pension business declined to EUR 35 million mainly due to lower investment income and higher claims.

¡	Non-life underlying earnings before tax decreased to EUR 4 million, mainly the result of lower provision releases.

¡	Distribution recorded an underlying earnings before tax loss of EUR 3 million as a result of lower fee income compared with the fourth quarter of 2009.

Net income

Net income from AEGON’s businesses in the Netherlands decreased to EUR 81 million. Fair value items amounted to EUR 18 million, the result mainly of an improved performance of the fair value of guarantees net of related hedges and better private equity performance. Gains on investments were modest at EUR 1 million, while Other income amounted to EUR 5 million.

Operating expenses

Operating expenses declined 21% to EUR 205 million in the fourth quarter of 2010. This was the result of a combination of cost savings and the transfer of asset management activities to AEGON Asset Management, while the fourth quarter of 2009 included exceptional charges of EUR 35 million. On a comparable basis, operating expenses declined 5%.

Sales and deposits

AEGON successfully utilized its leading position in the Dutch pension market to secure a number of sizeable pension contracts. As a result, new life sales increased to a record EUR 113 million during the fourth quarter of 2010. Sales of individual life insurance products declined during the quarter. This market segment is experiencing difficulty as consumer appetite for unit-linked insurance products is decreasing.

Consistent with its strategy to enhance distribution capabilities, AEGON agreed with retailer Kruidvat/Trekpleister to provide non-life insurance products through its (web) shops as of January 1, 2011.

Value of new business

The positive effect of higher pension sales was more than offset by lower margins for life insurance. As a result the value of new business declined to EUR 42 million. The internal rate of return on new business amounted to 11%.

Revenue-generating investments

Revenue-generating investments decreased 2% compared with the previous quarter to EUR 73 billion, mainly the result of lower bond markets.

UNITED KINGDOM

GBP millions	Notes	Q4 2010	Q3 2010%		Q4 2009%		FY 2010	FY 2009%

Underlying earnings before tax by line of business
Life		4	23	(83)	10	(60)	60	38	58
Pensions		(8)	—	—	27	—	6	25	(76)
Distribution		(2)	1	—	(8)	75	(5)	(16)	69

Underlying earnings before tax		(6)	24	—	29	—	61	47	30

Fair value items		—	1	—	6	—	(8)	25	—
Realized gains / (losses) on investments		7	—	—	24	(71)	12	70	(83)
Impairment charges		(20)	(2)	—	(49)	59	(30)	(163)	82
Other income / (charges)	8	(11)	12	—	8	—	41	59	(31)

Income before tax		(30)	35	—	18	—	76	38	100
Income tax attributable to policyholder return		6	(23)	—	(8)	—	(57)	(59)	3

Income before income tax on shareholders return		(24)	12	—	10	—	19	(21)	—
Income tax on shareholders return		8	32	(75)	3	167	53	29	83

Net income		(16)	44	—	13	—	72	8	—

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		(16)	44	—	13	—	72	8	—

Net underlying earnings		(2)	52	—	29	—	103	59	75

Commissions and expenses		164	179	(8)	180	(9)	694	662	5
of which operating expenses		98	102	(4)	110	(11)	390	413	(6)

New life sales	9
Life single premiums		798	859	(7)	1,037	(23)	3,846	4,123	(7)
Life recurring premiums annualized		110	133	(17)	121	(9)	522	487	7

Total recurring plus 1/10 single		190	219	(13)	224	(15)	907	899	1

Life		15	17	(12)	31	(52)	81	183	(56)
Pensions		175	202	(13)	193	(9)	826	716	15

Total recurring plus 1/10 single		190	219	(13)	224	(15)	907	899	1

Gross deposits (on and off balance) by line of business
Variable annuities		21	13	62	32	(34)	82	158	(48)

Total gross deposits		21	13	62	32	(34)	82	158	(48)

Net deposits (on and off balance) by line of business
Variable annuities		10	1	—	27	(63)	45	135	(67)

Total net deposits		10	1	—	27	(63)	45	135	(67)

REVENUE-GENERATING INVESTMENTS
		Dec. 31, 2010	Sept. 30, 2010%
Revenue-generating investments (total)		57,641	55,990	3

Investments general account		7,979	8,265	(3)
Investments for account of policyholders		49,662	47,725	4

UNITED KINGDOM

¡	Underlying earnings before tax of GBP (6) million, including GBP 25 million customer redress charge

¡	Net income declines to GBP (16) million

¡	New life sales decrease to GBP 190 million mainly as a result of lower annuity sales

Underlying earnings before tax

¡	Underlying earnings before tax from Life decreased to GBP 4 million, driven by adverse mortality results.

¡	Underlying earnings before tax from Pensions recorded a loss of GBP 8 million as the benefits from further business growth and improved market conditions were more than offset by the transfer of asset management activities to AEGON Asset Management, higher deferred policy acquisition costs amortization and a GBP 25 million charge related to customer redress.

¡	Underlying earnings before tax from Distribution recorded a loss of GBP 2 million, an improvement from the same quarter last year as a result of cost savings and improved market conditions.

In May 2009, AEGON began to implement a program to identify and correct historical issues within its customer policy records. The immediate priority of the program was to deal with issues that resulted in financial detriment and to return affected customers to the financial position they would have been in had the issue not occurred. The program to determine the full scope of customer redress continues. AEGON is on track to have paid out the majority of the customer detriment by the end of 2011.

Net income

Net income amounted to GBP (16) million, mainly as a result of lower underlying earnings. Impairments for the quarter were GBP 20 million and were mostly related to securities issued by Irish banks. Net income also contained a charge of GBP 6 million related to the restructuring of AEGON’s operations in the United Kingdom.

Operating expenses

Operating expenses declined to GBP 98 million mainly driven by cost savings and the transfer of asset management activities to AEGON Asset Management, which were partly offset by higher project related costs and charges relating to the restructuring of AEGON’s operations in the United Kingdom announced in June 2010. The restructuring aims to reduce costs by 25% in the life and pensions operations by the end of 2011. It is expected that further restructuring charges will arise in coming quarters. The restructuring program is progressing well and of the targeted reduction in operating expenses of GBP 80 to 85 million annually, already GBP 33 million has been enacted during 2010.

Sales and deposits

New life sales amounted to GBP 190 million during the quarter as a result of lower annuity sales due to a combination of lower market volumes, repricing and changes in commission structure. Lower annuity sales were offset by higher group pension sales, taking into account that Q4 2009 included existing AEGON group personal pension business, which was transferred internally to new group pension contracts. AEGON has decided not to include these rewrites as part of its new business reporting format. The company believes that the exclusion of such rewrites provides a clearer indication of new premium secured.

Value of new business

Value of new business in the United Kingdom declined to GBP 7 million as a result of lower annuity sales and margins. The internal rate of return on new business for the fourth quarter was 10%.

Revenue-generating investments

Revenue-generating investments increased 3% to GBP 58 billion, compared with the third quarter 2010, mainly as a result of higher equity markets.

NEW MARKETS

EUR millions	Notes	Q4 2010	Q3 2010%		Q4 2009%		FY 2010	FY 2009%

Underlying earnings before tax
Central Eastern Europe		29	20	45	29	—	95	117	(19)
Asia		(12)	(10)	(20)	(6)	(100)	(39)	(14)	(179)
Spain & France		24	24	—	24	—	87	71	23
Variable Annuities Europe		4	8	(50)	1	—	11	(4)	—
AEGON Asset Management		14	13	8	—	—	46	—	—

Underlying earnings before tax		59	55	7	48	23	200	170	18

Fair value items		—	(9)	—	(2)	—	(10)	3	—
Realized gains / (losses) on investments		—	2	—	—	—	13	5	160
Impairment charges		(11)	—	—	(21)	48	(22)	(27)	19
Other income / (charges)		(40)	(5)	—	(4)	—	(56)	(387)	86

Income before tax (excluding income tax from certain proportionately consolidated associates)		8	43	(81)	21	(62)	125	(236)	—
Income tax from certain proportionately consolidated associates included in income before tax		2	3	—	2	40	10	10	32
Income tax		1	(13)	—	(2)	—	(34)	(53)	36
Of which income tax from certain proportionately consolidated associates		(2)	(3)	(33)	(2)	—	(10)	(10)	—

Net income		9	30	(70)	19	(53)	91	(289)	—

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		9	30	(70)	19	(53)	90	(289)	—
Minority Interest		—	—	—	—	—	1	—	—

Net underlying earnings		49	41	20	36	36	152	110	38

Commissions and expenses		216	175	23	102	112	735	392	88
of which operating expenses		168	134	25	62	171	562	227	148

New life sales	13
Life single premiums		176	156	13	110	60	674	498	35
Life recurring premiums annualized		58	44	32	63	(8)	208	235	(11)

Total recurring plus 1/10 single		75	60	25	74	1	275	285	(4)

Life		60	50	20	59	2	229	196	17
Associates		15	10	50	15	—	46	89	(48)

Total recurring plus 1/10 single		75	60	25	74	1	275	285	(4)

Central Eastern Europe		27	26	4	22	23	96	76	26
Asia		9	9	—	8	13	37	35	6
Spain & France		39	25	56	44	(11)	142	174	(18)

Total recurring plus 1/10 single		75	60	25	74	1	275	285	(4)

New premium production accident and health insurance		2	1	100	1	100	11	5	120
New premium production general insurance		9	8	13	14	(36)	32	30	7

Gross deposits (on and off balance)	13
Central Eastern Europe		231	242	(5)	235	(2)	948	801	18
Asia		10	8	25	—	—	53	4	—
Spain & France		23	10	130	32	(28)	89	61	46
Variable Annuities Europe		133	167	(20)	160	(17)	663	622	7
AEGON Asset Management		1,144	3,734	(69)	750	53	7,329	3,329	120

Total gross deposits		1,541	4,161	(63)	1,177	31	9,082	4,817	89

Net deposits (on and off balance)	13
Central Eastern Europe		140	154	(9)	142	(1)	512	446	15
Asia		8	8	—	—	—	50	2	—
Spain & France		4	(11)	—	(17)	—	22	(34)	—
Variable Annuities Europe		40	71	(44)	21	90	237	129	84
AEGON Asset Management		112	3,071	(96)	(128)	—	3,084	(257)	—

Total net deposits		304	3,293	(91)	18	—	3,905	286	—

REVENUE-GENERATING INVESTMENTS
		Dec. 31, 2010	Sept. 30, 2010%
Revenue-generating investments (total)		34,075	33,459	2

Investments general account		2,810	2,890	(3)
Investments for account of policyholders		6,139	5,934	3
Off balance sheet investments third parties		25,126	24,635	2

NEW MARKETS

¡	Underlying earnings before tax up 23% to EUR 59 million

¡	Net income down to EUR 9 million, driven by charges related to new pension legislation in Hungary

¡	New life sales stable at EUR 75 million

Underlying earnings before tax

-	Underlying earnings before tax from Central & Eastern Europe remained level at EUR 29 million as lower investment income and pension earnings in Hungary were offset by cost efficiencies and scale benefits across the region.

-	AEGON’s operations in Asia recorded an underlying loss before tax of EUR 12 million driven by continued investments in China, India and Japan.

-	Underlying earnings before tax from Spain & France remained stable compared with the fourth quarter 2009 at EUR 24 million.

-	Underlying earnings before tax from Variable Annuities Europe increased to EUR 4 million driven by higher equity markets, growth of the business and cost efficiencies.

-	AEGON Asset management reported underlying earnings before tax of EUR 14 million for the quarter.

As part of the new pension legislation in Hungary, mandatory pension fund assets have been taken over by the Hungarian State during the first quarter 2011. In addition, asset management and administration fees have been reduced. In Poland, the government announced plans to reduce contributions to private pension funds. AEGON expects these measures to have a combined negative impact on underlying earnings of approximately EUR 25 million for the full year 2011.

Net income

Net income from New Markets declined to EUR 9 million during the quarter as higher underlying earnings and lower impairments were offset by charges as a result of unfavorable pension legislation changes in Hungary. These changes resulted in a write-down of intangibles of EUR 18 million and a charge of EUR 5 million related to the restructuring of AEGON’s Hungarian pension operations, to redirect its resources to other lines of business. In addition, net income included a EUR 5 million charge related to the Hungarian bank tax. The consolidation of AEGON’s asset management operations currently based in Louisville with other US locations, led to a EUR 12 million restructuring charge.

Operating expenses

Operating expenses increased to EUR 168 million in the fourth quarter, as a result of the inclusion of AEGON Asset Management in New Markets. Compared to the third quarter of this year, operating expenses were up 25%, mainly due to restructuring charges.

Sales and deposits

•

In Central & Eastern Europe, new life sales increased 23% to EUR 27 million, compared with the fourth quarter 2009. This was the result of continued strong single premium production through the bank channel in Poland and growing sales via the tied-network in Hungary.

•	In Asia, new life sales increased 13% to EUR 9 million as a result of growth in China and India.

•	New life sales in Spain and France declined 11% to EUR 39 million, mainly a result of lower recurring premium production in AEGON’s joint venture with Caixa Terrassa.

New premium production from AEGON’s general insurance and accident & health businesses amounted to EUR 11 million as higher household insurance sales were offset by lower motor insurance production due to increased competition.

Gross deposits from New Markets increased 31% to EUR 1.5 billion, primarily driven by higher asset management deposits.

Value of new business

Value of new business in New Markets decreased to EUR 25 million as higher production was offset by lower profit margins. The internal rate of return remained high at 36%.

Revenue-generating investments

Revenue-generating investments rose 2% compared with the third quarter of 2010 to EUR 34 billion driven by continued net deposits and stronger equity markets.

FINANCIAL OVERVIEW, 2010 FULL YEAR GEOGRAPHICALLY

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding, other activities & eliminations	Total

Underlying earnings before tax by line of business
Life	715	186	71	76	—	1,048
Individual savings and retirement products	508	—	—	(8)	—	500
Pensions	291	153	7	18	—	469
Life reinsurance	79	—	—	—	—	79
Non-life	—	33	—	20	—	53
Distribution	—	16	(6)	—	—	10
Asset Management	—	—	—	46	—	46
Other	—	—	—	—	(283)	(283)
Associates	5	(3)	—	48	—	50

Underlying earnings before tax	1,598	385	72	200	(283)	1,972

Fair value items	(24)	361	(9)	(10)	(97)	221
Realized gains / (losses) on investments	380	155	14	13	96	658
Impairment charges	(383)	(11)	(36)	(22)	—	(452)
Other income / (charges)	(306)	38	48	(56)	(33)	(309)
Run-off businesses	(165)	—	—	—	—	(165)

Income before tax	1,100	928	89	125	(317)	1,925
Income tax	31	(217)	(5)	(34)	60	(165)

Net income	1,131	711	84	91	(257)	1,760

Net underlying earnings	1,211	292	120	152	(222)	1,553

APPENDIX II

VALUE OF NEW BUSINESS AND IRR

	VNB	VNB		VNB		VNB	VNB
EUR millions, after tax	Q4 2010	Q3 2010%		Q4 2009%		FY 2010	FY 2009%

Americas	65	51	27	85	(24)	230	293	(22)
The Netherlands	42	23	83	66	(36)	144	184	(22)
United Kingdom	9	19	(53)	35	(74)	65	170	(62)
New Markets	25	27	(7)	30	(17)	116	120	(3)

Total	141	120	18	216	(35)	555	767	(28)

	IRR %	IRR%		IRR%
EUR millions, after tax	Q4 2010	Q3 2010		Q4 2009

Americas	13.9	12.1		14.7
The Netherlands	10.9	16.2		14.9
United Kingdom	10.1	11.4		13.5
New Markets	36.3	34.1		36.2

Total	16.8	17.8		17.6

MODELED NEW BUSINESS, APE AND DEPOSITS

		Premium business APE					Premium business APE
EUR millions	Notes	Q4 2010	Q3 2010%		Q4 2009%		FY 2010	FY 2009%
	10

Americas		297	275	8	235	26	1,084	997	9
The Netherlands		188	38	—	120	57	377	328	15
United Kingdom		225	254	(11)	250	(10)	1,047	1,070	(2)
New Markets		99	80	24	79	25	356	357	—

Total		809	647	25	684	18	2,864	2,753	4

		Deposit business Deposits					Deposit business Deposits
EUR millions	Notes	Q4 2010	Q3 2010%		Q4 2009%		FY 2010	FY 2009%
	10

Americas		1,410	4,131	(66)	3,022	(53)	13,792	17,753	(22)
United Kingdom		24	16	50	—	—	91	—	—
New Markets		219	231	(5)	108	103	1,060	525	102

Total		1,653	4,378	(62)	3,130	(47)	14,943	18,278	(18)

VNB/PVNBP SUMMARY

		Premium business				Premium business
		VNB	PVNBP	VNB / PVNBP	VNB / APE	VNB	PVNBP	VNB / PVNBP	VNB / APE
EUR millions	Notes	Q4 2010%			%	FY 2010%			%
	11

Americas		44	1,187	3.7	14.7	139	4,648	3.0	12.8
The Netherlands		42	1,113	3.8	22.3	144	2,491	5.8	38.3
United Kingdom		9	1,379	0.6	3.9	65	6,829	1.0	6.2
New Markets		24	705	3.4	23.8	92	2,721	3.4	25.8

Total		118	4,384	2.7	14.6	440	16,689	2.6	15.4

		Deposit business				Deposit business
		VNB	PVNBP	VNB / PVNBP	VNB / Deposits	VNB	PVNBP	VNB / PVNBP	VNB / Deposits
EUR millions	Notes	Q4 2010%			%	FY 2010%			%
	11

Americas		22	4,049	0.5	1.5	91	21,040	0.4	0.7
United Kingdom		—	24	0.7	0.7	—	91	—	—
New Markets		2	313	0.5	0.7	24	1,678	1.4	2.3

Total		23	4,386	0.5	1.4	115	22,809	0.5	0.8

Notes:

1)

For segment reporting purposes underlying earnings before tax, net underlying earnings, commissions and expenses, operating expenses, income tax including associated companies, income before tax including associated companies and value of new business (VNB) are calculated by consolidating on a proportionate basis the revenues and expenses of certain of our associated companies in Spain, India, Brazil and Mexico. We believe that our non-IFRS measures provide meaningful information about the underlying operating results of our business including insight into the financial measures that our senior management uses in managing our business. Among other things our senior management is compensated based in part on AEGON’s results against targets using the non-IFRS measures presented here. While other insurers in our peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which we and our peers present similar information before comparing them.

AEGON believes the non-IFRS measures shown herein, when read together with our reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate AEGON’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs) and that can make the comparability from period to period difficult.

For a definition of underlying earnings and the reconciliation from underlying earnings before tax to income before tax we refer to Note 3 “Segment information” of our Condensed consolidated interim financial statements.

2)	Net income refers to net income attributable to equity holders of AEGON N.V. and minority interest.
3)	New life sales is defined as new recurring premiums + 1/10 of single premiums.
4)	Deposits on and off balance sheet. Run-off businesses includes results of business units where management has decided to exit the market and to run-off the existing block of business.
5)

The present value of future distributable earnings on the block of business sold in the reporting period. Value of new business is calculated using beginning of year economic assumptions and assumptions outside of management control, and beginning of

6)	Return on equity is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity excluding the preferred shares and the revaluation reserve.
7)

Capital securities that are denominated in foreign currencies are, for purposes of calculating the capital base ratio, revalued to the period-end exchange rate. All ratios exclude AEGON’s revaluation reserve.

8)	Included in other income/(charges) are charges made to policyholders with respect to income tax in the United Kingdom.
9)	Includes production on investment contracts without a discretionary participation feature of which the proceeds are
10)	APE = recurring premium + 1/10 single premium.
11)	PVNBP: Present Value New Business Premium.
12)	Reconciliation of operating expenses, used for segment reporting, to our IFRS based operating expenses:

	Q4 2010	FY 2010
Employee expenses	538	2,151
Administrative expenses	355	1,182

Operating expenses for IFRS reporting	893	3,333
Operating expenses related to associates	16	64

Operating expenses in earnings release	909	3,397

13)	New life sales, gross deposits and net deposits data include results of our associated companies in Spain, India, Brazil and Mexico which are consolidated on a proportionate basis.
14)

Operational free cash flow reflect the sum of the return on free surplus, earnings on in-force business, release on required surplus on in-force business reduced by new business first year strain and required surplus on new business. Refer to our Embedded Value 2009 report for further details.

a)

The calculation of the IGD (Insurance Group Directive) capital surplus and ratio are based on Solvency I capital requirements on IFRS for entities within the EU (Pillar 1 for AEGON UK), and local regulatory solvency measurements for non-EU entities.

Specifically, required capital for the life insurance companies in the US is calculated as two times the upper end of the Company Action Level range (200%) as applied by the National Association of Insurance Commissioners in the US. The calculation of the IGD ratio excludes the available and required capital of the UK With-Profit funds. In the UK solvency surplus calculation the local regulator only allows the available capital number of the With-Profit funds included in overall local available capital to be equal to the amount of With-Profit funds’ required capital.

b)	The results in this release are unaudited.

Currencies

Income statement items: average rate 1 EUR = USD 1.3210 (2009: USD 1.4071).

Income statement items: average rate 1 EUR = GBP 0.8544 (2009: GBP 0.8903).

Balance sheet items: closing rate 1 EUR = USD 1.3362 (2009: USD 1.4406).

Balance sheet items: closing rate 1 EUR = GBP 0.8608 (2009: GBP 0.8881).

ADDITIONAL INFORMATION

The Hague, February xx, 2011

Press conference call

8:00 am CET Audio webcast on www.aegon.com

Analyst & investor presentation / conference call

9:00 am CET Audio webcast on www.aegon.com Call-in numbers:

USA: +1 480 629 9725 UK: + 44 207 153 2027 NL: +31 45 631 6901

Record date AGM

The record date for attending and voting at the Annual General Meeting of Shareholders of AEGON N.V. is April 14, 2011. The agenda will be available on AEGON’s website from March 31, 2011.

Supplements

AEGON’s Q4 2010 Financial Supplement and Condensed Consolidated Interim Financial Statements are available on www.aegon.com.

About AEGON

As an international life insurance, pension and asset management company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 27,500 people and have some 40 million customers across the globe.

Key figures - EUR	Full year 2010	Full year 2009	Third quarter 2010	Full year 2009

Underlying earnings before tax	2.0 billion	1.2 billion	473 million	1.2 billion

New life sales	2.2 billion	2.1 billion	527 million	2.1 billion

Gross deposits (excl. run-off)	33 billion	28 billion	9.4 billion	28 billion

Revenue generating investments (end of period)	413 billion	363 billion	405 billion	363 billion

Contact information

Media relations: Greg Tucker

+31(0)70 344 8956

gcc-ir@aegon.com

Investor relations: Gerbrand Nijman

+31 (0)70 344 8305

877 548 9668 – toll free USA only

ir@aegon.com

www.aegon.com

Cautionary note regarding non-GAAP measures

This press release includes certain non-GAAP financial measures: underlying earnings before tax and value of new business. The reconciliation of underlying earnings before tax to the most comparable IFRS measure is provided in Note 3 “Segment information” of our Condensed consolidated interim financial statements. Value of new business is not based on IFRS, which are used to report AEGON’s primary financial statements and should not be viewed as a substitute for IFRS financial measures. We may define and calculate value of new business differently than other companies. Please see AEGON’s Embedded Value Report dated May 12, 2010 for an explanation of how we define and calculate. AEGON believes that these non-GAAP measures, together with the IFRS information, provide meaningful supplemental information that our management uses to run our business as well as useful information for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

Local currencies and constant currency exchange rates

This press release contains certain information about our results and financial condition in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to AEGON. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

¡	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

¡	Changes in the performance of financial markets, including emerging markets, such as with regard to:

	-	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

	-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

¡	The frequency and severity of insured loss events;

¡	Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of our insurance products;

¡	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

¡	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

¡	Increasing levels of competition in the Americas, the Netherlands, the United Kingdom and new markets;

¡	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

¡	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

¡	Acts of God, acts of terrorism, acts of war and pandemics;

¡	Changes in the policies of central banks and/or governments;

¡	Lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

¡	Lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

¡	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain;

¡	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

¡	Customer responsiveness to both new products and distribution channels;

¡	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

¡	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

¡	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

¡	Our inability to obtain approval from the Dutch Central Bank to repurchase our Core Capital Securities; and

¡	Our inability to divest Transamerica Reinsurance on terms acceptable to us.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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